THIRD SUPPLEMENTAL CREDIT AGREEMENT

THIS THIRD SUPPLEMENTAL CREDIT AGREEMENT (this "Agreement") is made effective as of February 20, 2024

BETWEEN:

INTEGRA RESOURCES CORP.

(the "Borrower")

AND:

INTEGRA RESOURCES HOLDINGS CANADA INC.

("Integra Holdings Canada")

AND:

INTEGRA HOLDINGS U.S. INC.

("Integra Holdings US")

AND:

DELAMAR MINING COMPANY

("DeLamar" and together with Integra Holdings Canada and Integra Holdings US, the "Corporate Guarantors")

AND:

BEEDIE INVESTMENTS LTD.

(the "Lender")

WHEREAS:

A. The Borrower, the Corporate Guarantors (collectively, the "Loan Parties") and the Lender are parties to a credit agreement dated as of July 28, 2022 as amended by a first supplemental credit agreement dated as of February 26, 2023 and a second supplemental credit agreement dated as of May 4, 2023 (the "Credit Agreement") which establishes a non-revolving convertible term loan in favour of the Borrower of up to the principal amount of US$20,000,000 (the "Loan");

B. Unless otherwise defined herein, capitalized terms used in this Agreement shall have the meanings given to them in the Credit Agreement;

C. The Initial Advance in the principal amount of US$10,000,000 was made by the Lender to the Borrower on the Closing Date;

D. DeLamar proposes to enter into a royalty agreement (the "Wheaton Royalty Agreement") dated February 20, 2024 with Wheaton Precious Metals (Cayman) Co. ("Wheaton") pursuant to which DeLamar will grant to Wheaton a royalty with respect to the Mining Properties (as defined therein) relating to the DeLamar Project;

E. The entering into of the Wheaton Royalty Agreement and the granting by DeLamar of the royalty provided for therein, requires the consent of the Lender pursuant to the terms of the Credit Agreement; and

F. The Lender has agreed to provide such consent, and the Loan Parties and the Lender have agreed to amend the Credit Agreement on the terms and conditions set out herein.

WITNESSES THAT in consideration of the premises and of the agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1.1 Gender and Number

In this Agreement, words importing the singular include the plural and vice versa; and words importing gender include all genders.

1.2 Section Headings

The insertion of headings and the division of this Agreement into Sections are for the convenience of reference only and shall not affect the interpretation hereof.

1.3 Entire Agreement

The Credit Agreement, as amended by this Third Supplemental Credit Agreement (the "Credit Agreement"), constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties hereto pertaining to the subject matter hereof, and there are no warranties, representations or other agreements between the parties hereto in connection with the subject matter hereof except as specifically set forth herein and in the Credit Agreement.

1.4 Limited Waiver

No waiver of any of the provisions of this Agreement or the Credit Agreement shall be deemed or shall constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

1.5 Severability of Provisions

The invalidity or unenforceability of any provision of this Agreement herein contained shall not affect the validity or enforceability of any other provision hereof or herein contained and any such invalid provision or covenant shall be deemed to be severable.

1.6 Currency References

All currency amounts referred to in this Agreement are in US Dollars unless otherwise indicated.

2.0 ACKNOWLEDGMENTS

2.1 Truth of Recitals

The Loan Parties confirm the accuracy of the facts and matters set out in the Recitals hereto and agree that the same shall be contractual and not a mere recital and that the same will form an integral part hereof.

2.2 Indebtedness

The Loan Parties acknowledge and agree that the Borrower is currently indebted to the Lender under the Credit Agreement in the principal amount of US$10,000,000 with respect to the Initial Advance plus interest and costs (together with all other outstanding Obligations of the Loan Parties under the Credit Agreement and the other Loan Documents, the "Outstanding Obligations").

2.3 Acknowledgments

(a) The Loan Parties acknowledge and agree with the Lender that the Outstanding Obligations are owing to the Lender without abatement or setoff of any kind; and

(b) Each Loan Party acknowledges and agrees that the Security to which it is a party is valid and enforceable in accordance with its terms and is not released, or amended or merged in any manner as a result of the execution and delivery of this Agreement and the amendments to the Credit Agreement effected hereby and remains in full force and effect following the execution and delivery of this Agreement for the benefit of the Lender as security for its Outstanding Obligations.

3.0 AMENDMENTS TO CREDIT AGREEMENT

3.1 The Lender hereby, effective as of the date of this Agreement and subject to the terms and conditions hereof, consents to DeLamar entering into of the Wheaton Royalty Agreement and the performance of its obligations thereunder, including the granting by DeLamar of the royalty provided for therein.

3.2 Effective as of the date hereof, the Credit Agreement shall be deemed to be amended set out below.

(a) by adding the following definition in Section 1.1:

""Wheaton Royalty Agreement" means the royalty agreement dated as of February 20, 2024 made between DeLamar and Wheaton Precious Metals (Cayman) Co. pursuant to which DeLamar granted to Wheaton Precious Metals (Cayman) Co. a royalty with respect to the DeLamar Project."

(b) by adding the following clause in the definition of Permitted Encumbrances in Section 1.1:

"(m.1) [redacted];"

(c) by adding the following clause to the definition of Permitted Funded Debt in Section 1.1:

"(f.1) [redacted];"

(d) by deleting Section 8.6 (Pre-Emptive Rights) and substituting the following therefor:

"8.6 Pre-Emptive Rights

8.6.1 Pre-Emptive Rights

(a) If at any time, any outstanding Obligations of the Borrower or any Corporate Guarantor under the Credit Agreement and the other Loan Documents remain due and owing to the Lender, or if the Lender and its Affiliates own, directly or indirectly, 5% or more of the outstanding Common Shares of the Borrower on a non-diluted basis (the "Pre-Emptive Rights Threshold"), the Borrower hereby grants to the Lender the right to purchase, directly or by any of its Affiliates, from time to time upon the occurrence of any Triggering Event up to such number of Common Shares and/or Convertible Securities issuable under such Triggering Event (the "Pre-Emptive Right Securities") on the same terms and conditions as those issuable to all other Persons under such Triggering Event (provided that, if the Borrower is prohibited by Applicable Securities Legislation or other Applicable Laws or the rules of any stock exchange from participating on the same terms and conditions under such Trigger Event, the Borrower shall use commercially reasonable efforts to enable the Lender to participate on terms and conditions that are as substantially similar as circumstances permit) which will allow the Lender to maintain the As-Converted Ownership of the Lender immediately prior to the Triggering Event, to a maximum number which shall not exceed of 20% or more of the issued and outstanding Common Shares on a non-diluted basis, unless any applicable approvals of the Exchanges are obtained and any related requirements are satisfied, including shareholder approval by the Borrower in accordance with Applicable Securities Legislation and the rules or policies of each applicable Exchange, if applicable.  Upon written notice from the Lender that the Lender intends to acquire any Pre-Emptive Right Securities pursuant to this Section 8.6.1(a) that would result in the Lender exceeding the aforementioned 20% threshold, the Borrower shall (A) cause a resolution (the "Lender Ownership Resolution") to be put forth before the Borrower's shareholders at the Borrower's next meeting of shareholders (whether an annual general meeting or a special meeting) to seek requisite shareholder approval in order to permit the Lender to beneficially own 20% or more of the outstanding Common Shares in compliance with Applicable Securities Legislation or other Applicable Laws or the rules of any stock exchange and acquire the number of Common Shares the Lender would have otherwise been able to acquire in order to allow the Lender to maintain the As-Converted Ownership of the Lender immediately prior to the Triggering Event, but which were not issued to the Lender because of the aforementioned 20% threshold; (B) recommend shareholders to vote in favour of the Lender Ownership Resolution; (C) solicit proxies in support thereof (in accordance with past practice regarding solicitation at annual general meetings); and (iv) cause all votes received by proxy in favour of the Lender Ownership Resolution to be voted in favour of the Lender Ownership Resolution.  In the event that a Triggering Event consists of an issue of both Common Shares and Convertible Securities, the Pre-Emptive Right Securities shall be allocated to the Lender and its Affiliates between Common Shares and Convertible Securities on the same pro rata basis as are allocated to other subscribers under the Triggering Event.  In connection with a Triggering Event that includes the issuance of Convertible Securities, the As-Converted Ownership of the Lender and the issue of Pre-Emptive Right Securities will be calculated assuming the conversion or exercise into Common Shares of all Convertible Securities under the Triggering Event and the Pre-Emptive Right.  In connection with a Triggering Event whereby additional Common Shares and/or Convertible Securities are issued to any third parties upon the exercise of any other participation, top-up or pre-emptive rights provided by the Borrower to such third party (a "Third Party Pre-Emptive Right"), the As-Converted Ownership of the Lender and the issue of Pre-Emptive Right Securities will be calculated after taking into account all additional Common Shares and/or Convertible Securities that are issued pursuant to the exercise of any Third Party Pre-Emptive Right that are triggered as a result of a Triggering Event.  For the purposes of this Section 8.6, the "As-Converted Ownership of the Lender" means, as at any date, the aggregate interest of the Lender and its Affiliates calculated as a percentage, (a) the numerator of which shall be the number of Common Shares and Convertible Securities otherwise beneficially owned or controlled by the Lender and its Affiliates, as at such relevant date, and (b) the denominator of which shall be the aggregate number of Common Shares outstanding of the Company, together with the Convertible Securities otherwise beneficially owned or controlled by the Lender and its Affiliates, as at such relevant date.

(b) In respect of each exercise of the Pre-Emptive Right, the purchase price per Pre-Emptive Right Security shall be equal to the greater of the Triggering Event Price and such price as may be prescribed by any securities regulator or stock exchange having jurisdiction over the issue of the Pre-Emptive Right Securities to the Lender or its Affiliates.

(c) Except as otherwise specifically provided in this Section 8.6, each Party shall bear its own expenses incurred in connection with this Section 8.6 and in connection with all obligations required to be performed by each of them under this Section 8.6.

(d) The Parties shall, subject to their respective legal obligations and Applicable Law, consult with each other, and use reasonable efforts to agree upon the text of any written press release relating to this Section 8.6 or the transactions contemplated hereby, before issuing any such press release.

(e) The Borrower shall provide to the Lender written notice (a "Triggering Event Notice") as soon as practicable following a determination by the Borrower to effect a Triggering Event.  Each Triggering Event Notice shall include the particulars of the Triggering Event, including [redacted].

(f) The Triggering Event Notice will specify the time within which the Pre-Emptive Right, if not exercised in whole or in part, will be deemed to be declined, which time shall be [redacted] (the "Notice Period").

(g) Notwithstanding Section 8.6.1(f), if the proposed Triggering Event to which such Triggering Event Notice is to be carried out is an a offering that may be launched in [redacted] according to usual market practice (including, without limitation, a "bought deal" or overnight marketed deal), then the Borrower may, in advance of providing the Triggering Event Notice contemplated in Section 8.6.1(e), provide advance notice of a proposed Triggering Event (the "Advance Triggering Event Notice") to the Lender.  The Advance Triggering Event Notice must include [redacted].  In the event such an Advanced Triggering Event Notice is provided to the Lender, the Borrower may, [redacted], provide a subsequent Triggering Event Notice with respect to the Triggering Event that [redacted].

(h) Upon receipt of a Triggering Event Notice, the Lender may, in its discretion, at any time until the expiry of the Notice Period and deemed declination of the Triggering Event Notice as set forth Sections 8.6.1(f) and (g) above, deliver an irrevocable notice (subject to Section 8.6.2(c) below) (an "Exercise Notice") in writing addressed to the Borrower confirming that it wishes to exercise the Pre-Emptive Right in respect of such Triggering Event, specifying the number of Pre-Emptive Right Securities that it will purchase and which of the Lender and/or its Affiliates such Pre-Emptive Right Securities are to be issued.  If the Borrower does not receive an Exercise Notice in respect of a Triggering Event Notice within the applicable Notice Period set out above, the Lender shall be deemed to have not exercised the Pre-Emptive Right in respect of the Triggering Event to which such Triggering Event Notice relates and the Pre-Emptive Right shall be deemed to have expired in respect of such Triggering Event, and the Borrower shall be free to conduct the Triggering Event to which such Triggering Event Notice relates without the participation of the Lender.

(i) Subject to Applicable Law and the provisions of Section 8.6.2 below, the Pre-Emptive Right Closing of the issue of the Pre-Emptive Right Securities shall occur promptly after delivery of the Exercise Notice on a date agreed by the Parties, which must be on or after the Triggering Event Closing Date.  Notwithstanding the foregoing, Borrower may complete the issue and sale of securities under a Triggering Event prior to completion of the Pre-Emptive Right.

8.6.2 Exercise of Pre-Emptive Right

(a) Each of the Parties shall use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done as promptly as practicable, all things necessary, proper or advisable under Applicable Law to consummate and make effective the transactions contemplated by this Section 8.6, including obtaining any governmental, regulatory, stock exchange or other consents, transfers, orders, qualifications, waivers, authorizations, exemptions and approvals, providing all notices and making all registrations, filings and applications necessary or desirable for the consummation of the transactions contemplated by this Section 8.6, including any filings with any Governmental Authorities.  The Borrower shall forthwith notify the Lender if as a condition of obtaining any applicable regulatory approvals, including securities regulatory and stock exchange approval, the purchase price must be an amount greater than the Triggering Event Price (in which event, the Lender shall be entitled to revoke its Exercise Notice in whole or in part), and shall keep the Lender informed and allow it to participate in any communications with such stock exchange regarding the exercise of the Lender's rights under this Section 8.6.

(b) The obligation of the Borrower to consummate an issuance and sale of Pre-Emptive Right Securities under this Section 8.6 is subject to the fulfilment, prior to or at the applicable closing date, of each of the following conditions, any of which may be waived by the Borrower in writing:

(i) [redacted];

(ii) [redacted];

(iii) [redacted];

(iv) [redacted]; and

(v) [redacted].

(c) The obligation of the Lender and/or its Affiliates, as applicable, to consummate a purchase of Pre-Emptive Right Securities under this Section 8.6 is subject to the fulfilment, prior to or at the applicable closing date, of each of the following conditions, any of which may be waived by the Lender in writing:

(i) [redacted];

(ii) [redacted];

(iii) [redacted];

(iv) [redacted];

(v) [redacted]; and

(vi) [redacted].

If the aforementioned conditions in favour of the Lender have not been satisfied or waived within [redacted], then the Lender shall have the right to revoke and terminate the applicable Exercise Notice by notice in writing to the Borrower, and the Lender shall have no further obligation to purchase the Pre-Emptive Right Securities set forth in such Exercise Notice.

(d) At or prior to the closing of any issuance of securities to the Lender and/or its Affiliates under this Section 8.6:

(i) the Borrower shall deliver, or cause to be delivered, to the Lender and/or its Affiliate, the applicable securities registered in the name of or otherwise credited to such entity, in accordance with a written direction to be provided by the Lender [redacted];

(ii) the Lender and/or its Affiliate shall deliver or cause to be delivered to the Borrower payment of the applicable purchase price by certified cheque or wire or other electronic funds transfer; and

(iii) the Parties shall deliver any documents required to evidence the requirements set out in Section 8.6.2(b) and Section 8.6.2(c).

8.6.3 Nothing herein contained or done pursuant hereto shall obligate the Lender to purchase or pay for, or shall obligate the Borrower to issue, the Pre-Emptive Right Securities except upon the exercise by the Lender of the Pre-Emptive Right in accordance with the provisions of this Section 8.6 and compliance with all other conditions precedent to such issue and purchase contained in this Section 8.6.

8.6.4

(a) Notwithstanding anything to the contrary contained herein, Sections 8.6.1 to 8.6.3 will not apply to any Triggering Event in the following circumstances (each such Triggering Event pursuant to paragraphs (i) through (iv) of this Section 8.6.4 being referred to as an "Excluded Event"):

(i) any share split, share dividend or capital reorganization of the Borrower or any subsidiary, provided that the beneficial shareholders of the Borrower or such subsidiary, as applicable, and the percentage ownership interest of each beneficial shareholder of the Borrower or such subsidiary, as applicable, do not change as a result thereof;

(ii) for compensatory purposes to directors, officers, employees of or consultants to the Borrower and its Affiliates pursuant to a security compensation plan of the Borrower that complies with the requirements of the Exchange;

(iii) pursuant to a dividend reinvestment plan of the Borrower that complies with the requirements of the Exchange and Applicable Laws; and

(iv) upon the conversion, exchange or exercise of any Convertible Securities issued following the date of this Agreement in compliance with Section 8.6.1.

(b) If at any time [redacted], the Borrower shall provide the Lender with prompt written notice (the "Dilution Notice") of the occurrence of such Excluded Event and the Lender shall have the right [redacted], subscribe, at a price determined in good faith by the Board if the Common Shares are not listed on any stock exchange or a price equal to the Market Price if the Common Shares are listed the Exchange, that number of Common Shares required for the Lender to maintain the As-Converted Ownership of the Lender at its value prior to such dilution. Upon receipt of such notice and the applicable subscription price, the Borrower shall issue such additional number of Common Shares to the Lender as soon as practicable.

8.6.5 [redacted].

8.6.6 The covenants and agreements in Sections 8.6.1, 8.6.2 and 8.6.3 shall survive repayment or satisfaction of the Obligations but shall immediately terminate if, after the repayment or satisfaction of the Obligations, the Lender and its Affiliates do not satisfy the Pre-Emptive Rights Threshold, provided that the applicable rights will not terminate if the Lender, together with its Affiliates, satisfies the Pre-Emptive Rights Threshold within [redacted].

8.6.7 The covenants and agreements in Sections 8.6.4 and 8.6.5 shall survive repayment or satisfaction of the Obligations but shall immediately terminate if, after the repayment or satisfaction of the Obligations, the Lender and its Affiliates do not own, directly or indirectly, 10% or more of the outstanding Common Shares of the Borrower on a non-diluted basis, provided that the applicable rights will not terminate if the Lender, together with its Affiliates, satisfies the aforementioned ownership threshold [redacted]."

4.0 CONDITIONS TO EFFECTIVENESS AND CONDITION SUBSEQUENT

4.1 As a condition to the effectiveness of this Agreement, the Lender shall have received each of the following documents, in form and substances satisfactory to the Lender:

(a) fully executed copy of this Agreement; and

(b) fully executed copy of the Wheaton Royalty Agreement.

5.0 REPRESENTATIONS AND WARRANTIES

The Borrower agrees with and confirms to the Lender that as of the date hereof and after giving effect to the Lender consents and the amendments to the Credit Agreement contained in the First Amendment and this Second Amendment each of the representations and warranties contained in Section 7.1 of the Credit Agreement is true and accurate in all material respects, except to (x) the extent that they relate to an earlier date, in which case they are true and correct as of such date or as it relates and (y) as it relates to MPM and the MPM Subsidiaries (as each are defined in the First Amendment) such representations and warranties shall be true and accurate in all material respects, subject to the disclosures contained in the MPM Disclosure Letter (as defined in the First Amendment).  Further, the Borrower hereby represents and warrants to the Lender that:

(a) no Default or Event of Default has occurred and is continuing;

(b) the execution and delivery of this Agreement, the amendments to the Credit Agreement contemplated herein, and the performance by the Borrower of its obligations hereunder and under the Credit Agreement (i) are within its powers; (ii) do not require any consent or approval of the Exchange; (iii) have been duly authorized by all necessary corporate action; (iv) have received all necessary authorizations of Governmental Authorities (if any required); and (v) do not and will not contravene or conflict with any provision of its constating documents or by-laws or of any Applicable Laws or any material agreement, judgment, license, order or permit applicable to or binding upon the Loan Parties; and

(c) this Agreement is a legal, valid and binding obligation of each of the Loan Parties, enforceable in accordance with its terms except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, winding-up, moratorium or similar applicable laws relating to the enforcement of creditors' rights generally and by general principles of equity.

6.0 GENERAL

6.1 Credit Agreement

(a) All references to the "this Agreement" or the "Credit Agreement" and all similar references in any of the other Loan Documents shall hereafter include, mean and be a reference to the Credit Agreement without any requirement to amend such Loan Documents. This Agreement shall constitute a "Loan Document" under, and as defined in, the Credit Agreement.

(b) This Agreement is supplemental to and shall be read with and deemed to be part of the Credit Agreement and the Credit Agreement shall from the date of this Agreement be read in conjunction with this Agreement.

(c) This Agreement shall henceforth have effect so far as practicable as though all of the provisions of the Credit Agreement and this Agreement were, as appropriate, contained in one instrument.

(d) All of the provisions of the Credit Agreement, except only insofar as the same may be inconsistent with the express provisions of this Agreement or amended by this Agreement, shall apply to this Agreement.

(e) If, after the date of this Agreement, any provision of this Agreement is inconsistent with any provision of the Credit Agreement, the relevant provision of this Agreement shall prevail.

(f) The Credit Agreement as changed, altered, amended, modified and supplemented by this Agreement shall be and continue in full force and effect and be binding upon the Borrower and the Lender and is hereby confirmed in all respects.

6.2 Further Assurances

The Loan Parties will from time to time forthwith at the Lender's request and at the Borrower's own cost and expense make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, financing statements, assignments, acts, matters and things which may be reasonably required by the Lender and as are consistent with the intention of the parties as evidenced herein, with respect to all matters arising under the Credit Agreement, the Security and this Agreement.

6.3 Counterparts

This Agreement may be executed and delivered by facsimile or by electronic mailing in Portable Document Format (PDF) or DocuSign and in one or more counterparts, each of which, when so executed and delivered, shall be deemed to be an original and all of which, when taken together, shall constitute one and the same instrument.  Each party hereby irrevocably consents to and authorizes each other party and its solicitors to consolidate the signed pages of each such executed counterpart into a single document, which consolidated document shall be deemed to be a fully executed original copy of this Agreement as though all parties had executed the same document.

6.4 Governing Law

This Agreement shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable in British Columbia.  Each party to this Agreement hereby irrevocably and unconditionally attorns to the non-exclusive jurisdiction of the courts of Ontario and all courts competent to hear appeals therefrom.

[signature page follows]

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed on the day and year first above written.

INTEGRA RESOURCES CORP., as Borrower By: /s/ "Jason Kosec" Name: Jason Kosec Title: President & Chief Executive Officer

BEEDIE INVESTMENTS LTD., as Lender By: /s/ "Ryan Beedie" Name: Ryan Beedie Title: President

Acknowledged and agreed to by the undersigned Corporate Guarantors.

INTEGRA RESOURCES HOLDINGS CANADA INC. By: /s/ "George Salamis" Name: George Salamis Title: Chief Executive Officer	INTEGRA HOLDINGS U.S. INC. By: /s/ "George Salamis" Name: George Salamis Title: President & Chief Executive Officer
DELAMAR MINING COMPANY By: /s/ "Jason Kosec" Name: Jason Kosec Title: Chief Executive Officer